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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

January 31, 2020

VIA EDGAR CORRESPONDENCE

Scott Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Lattice Strategies Trust (the “Registrant”) (SEC File Nos. 333-199089 and 811-23002)

Dear Mr. Lee:

We are writing in response to a comment you provided telephonically to Alexander C. Karampatsos on January 28, 2020 with respect to a Correspondence filing made on behalf of the Registrant on January 17, 2020 (the “Prior Correspondence”), which pertained to Post-Effective Amendment No. 15 to the Registrant’s registration statement, filed on November 15, 2019, relating to the Hartford Multifactor ETFs. We have reproduced your comment below and immediately thereafter have provided the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment: With respect to the Registrant’s response to Comment 11 in the Prior Correspondence, the Staff reiterates its comment to please revise each Fund’s principal investment strategy section to indicate the unit that corresponds to the 1,000 figure in the following disclosure: “[t]he Index was established with a base value of 1,000. .. . .”

Response: The Registrant respectfully reiterates its response that the Indexes are not measured by any specified units. The Registrant notes that each Index was initially set at a positive base number and that changes to the Index’s value are meant to reflect the returns of the Index rather than any change in any units of measurement. The Registrant notes that this approach is consistent with the approach taken by other indices in the industry (e.g., the S&P 500 Index). The Registrant also notes that this disclosure was included in Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed on December 23, 2014 and each subsequent amendment thereafter with respect to Hartford Multifactor Developed Markets (ex-US) ETF, Hartford Multifactor Emerging Markets ETF, Hartford Multifactor REIT ETF, Hartford Multifactor Small Cap ETF, and Hartford Multifactor US Equity ETF. The Registrant also notes that this disclosure has been included in each amendment to the Registrant’s registration statement with respect to the Hartford Multifactor Diversified International ETF and Hartford Multifactor Low Volatility US Equity ETF since inception for those Funds. In addition, the Registrant respectfully notes that it received this supplemental comment after Post-Effective Amendment No. 16 to the Registrant’s registration statement became effective and after the Registrant created and disseminated the Funds’ summary and statutory prospectuses. Accordingly, the Registrant respectfully declines to make any changes in response to this comment at this time. Although the Registrant believes that the current prospectus disclosure is appropriate, the Registrant will consider how best to address this comment at the next practical opportunity, which may be the next annual update of its registration statement.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel